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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                           FORM S-6

For Registration Under the Securities Act of 1933 of
Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               GROWTH STOCK, SERIES 22

          B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas,
               New York, New York  10019

          D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention:  Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, N.J.  07087

               copy to:
               CARTER LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required
               Pursuant to Rule 24f-2

          H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.



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                 THE PAINEWEBBER EQUITY TRUST,
                   GROWTH STOCK, SERIES 22

                      Cross Reference Sheet

             Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

          (Form N-8B-2 Items required by Instruction 1
                  as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                ) Front Cover
    (b) Title of securities issued   )

2.  Name and address of Depositor    ) Back Cover

3.  Name and address of Trustee      ) Back Cover

4.  Name and address of principal    ) Back Cover
     Underwriter                     )

5.  Organization of Trust            ) Nature of Trust

6.  Execution and termination of     ) Nature of Trust
     Trust Agreement                 ) Termination of the Trust

7.  Changes of name                  ) *

8.  Fiscal Year                      ) *

9.  Litigation                       ) *

              II.  General Description of the Trust
                       and Securities of the Trust

10. General Information regarding    ) Summary of Portfolio
    Trust's Securities and Rights    ) Rights of Certificate-
    of Holders                       ) holders

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*Not applicable, answer negative or not required.





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    (a) Type of Securities           ) Creation of Trust
        (Registered or Bearer)       )

    (b) Type of Securities           ) Creation of Trust
       (Cumulative or Distributive)  )

    (c) Rights of Holders as to      ) Rights of Certificate-
        Withdrawal or Redemption     ) holders
                                     ) Redemption of Units by
                                     ) Trustee
                                     ) The Municipal Bond Trust
                                     ) Reinvestment Program

    (d) Rights of Holders as to      ) Secondary Market for
        conversion, transfer, etc.   ) Units, Exchange Option

    (e) Rights of Trust issues       ) *
        periodic payment plan        )
        certificates                 )

    (f) Voting rights as to Secu-    ) Rights of Certificate-
        rities, under the Indenture  ) holders

    (g) Notice to Holders as to      )
        change in                    )

        (1) Assets of Trust          ) Amendment of the Indenture
        (2) Terms and Conditions     ) Supervision of Trust
            of Trust's Securities    ) Investments
        (3) Provisions of Trust      ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

    (h) Consent of Security Holders  )
        required to change           )

        (1) Composition of assets    ) Amendment of the Indenture
            of Trust
        (2) Terms and conditions     ) Amendment of the Indenture
            of Trust's Securities    )
        (3) Provisions of Indenture  ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

11. Type of securities comprising    ) *
     periodic payment certificates   )

----------
*Not applicable, answer negative or not required.




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12. (a) Load, fees, expenses, etc.   ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

    (b) Certain information regard-  ) *
        ing periodic payment         )
        certificates                 )

    (c) Certain percentages          ) *

    (d) Certain other fees, etc.     ) Expenses of the Trust
       payable by holders            )

    (e) Certain profits receivable   ) Public Offering Price of
        by depositor, principal      ) Units
        underwriters, trustee or     ) Public Offering of Units
        affiliated persons           )

    (f) Ratio of annual charges      ) *
        to income                    )

13. Issuance of trust's securities   ) Nature of the Trust
                                     ) Public Offering of Units

14. Receipt and handling of          ) *
    payments from purchasers         )

15. Acquisition and disposition of   ) Acquisition of Securities
    underlying securities            ) for the Trust Supervision
                                     ) of Trust Investments

16. Withdrawal or redemption         ) Redemption of Units by
                                     ) Trustee

17. (a) Receipt and disposition of   ) Distributions to Certifi-
        income                       ) cateholders

    (b) Reinvestment of              )
        distributions                ) *

    (c) Reserves or special fund     ) Distributions to Certifi-
                                     ) cateholders

    (d) Schedule of distribution     ) *

18. Records, accounts and report     ) Statements to Certificate-
                                     ) holders Administration of
                                     ) the Trust

----------
*Not applicable, answer negative or not required.





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19. Certain miscellaneous            ) Administration of the
    provisions of trust agreement    ) Trust

20. Loans to security holders        ) *

21. Limitations on liability         ) Limitation of Liabilities

22. Bonding arrangements             ) Included in Form N-8B-2

23. Other material provisions of     ) *
    trust agreement )


                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor        ) Sponsor

25. Fees received by Depositor       ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

26. Business of Depositor            ) Sponsor

27. Certain information as to        ) Sponsor
    officials and affiliated         )
    persons of Depositor             )

28. Voting securities of Depositor   ) *

29. Persons controlling Depositor    ) Sponsor

30. Payments by Depositor for        ) *
    certain other services trust     )

31. Payments by Depositor for        ) *
    certain other services           )
    rendered to trust                )

32. Remuneration of employees of     ) *
    Depositor for certain services   )
    rendered to trust                )

33. Remuneration of other persons    ) *
    for certain services rendered    )
    to trust                         )

----------
*Not applicable, answer negative or not required.





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         IV.  Distribution and Redemption of Securities

34. Distribution of trust's          ) Public Offering of Units
    securities by states             )

35. Suspension of sales of trust's   ) *
    securities                       )

36. Revocation of authority to       ) *
    distribute                       )

37. (a) Method of distribution       ) Public Offering of Units
    (b) Underwriting agreements      )
    (c) Selling agreements           )

38. (a) Organization of principal    ) Sponsor
        underwriter                  )
    (b) N.A.S.D. membership of       ) Sponsor
        principal underwriter        )

39. Certain fees received by         ) Public Offering Price of
    principal underwriter            ) Units

40. (a) Business of principal        ) Sponsor
        underwriter                  )
    (b) Branch officers of           )
        principal underwriter        )
    (c) Salesman of principal        ) *
        underwriter )

41. Ownership of trust's securities  ) *
    by certain persons               )

42. Certain brokerage commissions    ) *
    received by principal            )
    underwriter                      )

43. (a) Method of valuation          ) Public Offering Price
                                     ) Units
    (b) Schedule as to offering      ) *
        price                        )
    (c) Variation in offering        ) Public Offering
        price to certain persons     ) Units

44. Suspension of redemption rights  ) *

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*Not applicable, answer negative or not required.





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45. (a) Redemption valuation         ) Redemption of Units by
                                     ) Trustee
    (b) Schedule as to redemption    ) *
        price                        )

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in       ) Secondary Market for Units
    underlying securities            ) Redemption of Units by
                                     ) Trustee
                                     ) Evaluation of the Trust

47. Organization and regulation of   ) Administration of the
    Trustee                          ) Trust Trustee

48. Fees and expenses of Trustee     ) Expenses of the Trust

49. Trustee's lien                   ) Expenses of the Trust


 VI.  Information concerninq Insurance of Holders of Securities

50. (a) Name and address of          ) *
        Insurance Company            )
    (b) Type of policies             ) *
    (c) Type of risks insured and    ) *
        excluded                     )
    (d) Coverage of policies         ) *
    (e) Beneficiaries of policies    ) *
    (f) Terms and manner of          ) *
        cancellation                 )
    (g) Method of determining        ) *
        premiums                     )
    (h) Amount of aggregate          ) *
        premiums paid                )
    (i) Who receives any part of     ) *
        premiums                     )
    (j) Other material provisions    ) *
        of the Trust relating to     )
        insurance                    )

----------
*Not applicable, answer negative or not required.





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                   VII.  Policy of Registrant

51. (a) Method of selecting and      ) Acquisition of Securities
        eliminating securities       ) for the Trust
        from the Trust               )
    (b) Elimination of securities    ) *
        from the Trust               )
    (c) Policy of Trust regarding    ) Supervision of Trust
        substitution and elimina-    ) Investment
        tion of securities           )
    (d) Description of any funda-    ) Acquisition of Securities
        mental policy of the Trust   ) for the Trust
                                     ) Supervision of Trust
                                     ) Investments

52. (a) Taxable status of the Trust  ) Tax status of the Trust
    (b) Qualification of the Trust   ) Tax status of the Trust
        as a mutual investment       )
        company                      )


          VIII.  Financial and Statistical Information

53. Information regarding the        ) *
    Trust's past ten fiscal years    )

54. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

55. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

56. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

57. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

58. Financial statements             ) Statement of Financial
    (Instruction 1(c) to Form S-6)   ) Condition

----------
*Not applicable, answer negative or not required.





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                  UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.





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           Subject to completion dated February 6, 1998

                  THE PAINEWEBBER EQUITY TRUST,
                    GROWTH STOCK, SERIES 22


                                           A "UNIT INVESTMENT TRUST"


          The attached final prospectus for The PaineWebber Equity Trust,
Growth Stock, Series 21 is hereby used as a preliminary prospectus for The PaineWebber Equity Trust, Growth Stock, Series 22. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                 Prospectus dated January 8, 1998
                  contained in File No. 333-35615
                       is hereby incorporated
                           by reference.





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              CONTENTS OF REGISTRATION STATEMENT


          This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.

          The following exhibits:

          1. Ex. 99.A1 Standard Terms and Conditions of Trust dated as of July 10, 1990 between PaineWebber Incorporated,
Depositor, Investors Bank & Trust Co. and The First National
Bank of Chicago, as Co-Trustees (incorporated by reference to Exhibit 2 in File No. 33-30404).

          2. Ex. 99.A6 Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit
8 in File No. 2-88344).

          3. Ex. 99.A6 By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No.
811-3722).

          The following exhibits to be supplied by amendment:

          1. Ex.27  Financial Data Schedule

          2. Ex.99.A2 Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, Investors Bank & Trust
Co. and The First National Bank of Chicago as Co-Trustees incorporating by reference Standard Terms and Conditions of Trust dated as of July 10, 1990.

          3. Ex.99.A5 Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

          4. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

          5. Ex.99.C1 Opinion of Counsel as to income tax status of securities being registered.

          6. Ex.99.C2  Consent of Ernst and Young, LLP Independent
Auditors.





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                     FINANCIAL STATEMENTS


          1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

          2.   Financial Statements of the Depositor.

          PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and 10-Q, File No. 1-7367, respectively.





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SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 6th day of February, 1998.

                                            THE PAINEWEBBER EQUITY TRUST,
                                              GROWTH STOCK SERIES 22
                                            (Registrant)
                                            By: PaineWebber Incorporated
                                            (Depositor)


                                            -----------------------------------
                                            Robert Holley
                                            Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 6th of February, 1998.

PAINEWEBBER INCORPORATED

     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*
Regina A. Dolan                    Executive Vice President, Chief
                                   Financial Officer & Director of PaineWebber
                                   Incorporated*
Joseph J. Grano, Jr.               President, Retail Sales & Marketing,
                                   Director & Member of the Executive
                                   Committee*
Steve P. Baum                      Executive Vice President, Director of
                                   PaineWebber Incorporated*
Robert H. Silver                   Executive Vice President Director of
                                   Paine Webber Incorporated*
Mark B. Sutton                     Executive Vice President, Director of
                                   PaineWebber Incorporated*
Margo N. Alexander                 Executive Vice President, Director of
                                   PaineWebber Incorporated*
Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*
Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*
Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*
Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*
James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By
                                      -----------------------------------
                                      Robert Holley
                                      Attorney-in-fact*


--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.